UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                  )*

Metal Management, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

591097209
(CUSIP Number)

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue
Suite 2500
Chicago, Illinois 60611
(312) 527-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP NO. 591097209

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS T. Benjamin Jennings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)		☐
	(b)		☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 8 9 10	SOLE VOTING POWER 842,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 842,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 591097209

Item 1.	Security and Issuer. Common Stock, par value $0.01 per share ("Common Stock")
Metal Management, Inc. (the "Issuer") 500 North Dearborn Street, Suite 405 Chicago, Illinois 60610
Item 2.	Identity and Background.
(a) T. Benjamin Jennings
(b) Residence or Business Address: 12 Country Lane, Northfield, Illinois 60093
(c) The Filing Person is President and Chairman of Ceira Technologies, Inc. having a principal place of business at 18500 Von Karman, Suite 1000, Irvine, California 92612
(d) During the past five years, the Filing Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)
During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.
(f) United States of America
Item 3.	Source and Amount of Funds or Other Consideration.

The Filing Person purchased the shares of Common Stock for an aggregate purchase price of $9,517,350. The funds to purchase the shares were obtained by a loan (the "Loan") in the amount of $9.6 million from European Metal Recycling Ltd., a corporation organized under United Kingdom law ("EMR"). The Loan is unsecured and evidenced by a letter agreement, which is being filed herewith as Exhibit A. There are no arrangements or understandings between EMR and the Filing Person as to how the Filing Person would utilize the proceeds of the Loan.
Item 4.	Purpose of Transaction.

The Filing Person has acquired the shares of Common Stock for investment purposes only and does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries. The Filing Person reserves the right to acquire additional shares of the Issuer's capital stock, to dispose of shares of the Issuer's capital stock or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer.

CUSIP NO. 591097209

Item 5.	Interest in Securities of the Issuer.
(a)
The Filing Person beneficially owns 842,000 shares of Common Stock of the Issuer. Such shares represent approximately 8.3% of the outstanding shares of Common Stock of the Issuer (based on 10,152,631 shares outstanding as of May 14, 2003).
(b)
The Filing Person has sole dispositive and voting power with respect to 842,000 shares of Common Stock of the Issuer. Such shares represent approximately 8.3% of the outstanding shares of Common Stock of the Issuer (based on 10,152,631 shares outstanding as of May 14, 2003).
	(c)	The Filing Person ordered the shares of Common Stock to be purchased in five open market transactions as follows:
Date of Purchase	No. of Shares Purchased	Price Per Share	Broker
May 29, 2003	263,000	$11.07	Paine Webber
May 29, 2003	6,000	$10.95	Paine Webber
May 30, 2003	3,000	$11.08	Paine Webber
May 30, 2003	400,000	$11.55	Paine Webber
May 30, 2003	170,000	$11.10	Paine Webber
(d)
No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by the Filing Person.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Filing Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.
Item 7.	Material to be filed as Exhibits.
The letter agreement evidencing the Loan is filed as Exhibit A to this Schedule 13D.

CUSIP NO. 591097209

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2003

By: /s/ T. Benjamin Jennings

    European Metal Recycling Ltd.
    Sirius House, Delta Crescent
    Westbrook, Warrington, WA5 7NS

June 9, 2003

Mr. T. Benjamin Jennings
18500 Von Karman Suite 1000
Irvine, California 92612

Dear Mr. Jennings:

This letter will evidence our legally binding agreements as follows:

  (1)
  European Metal Recycling Ltd. ("EMR") has agreed to provide you with a bridge loan in an aggregate of up to U.S. $10,000,000 (the "Loan").

  (2)
  The Loan shall be unsecured, shall accrue interest at the rate of Four Percent (4%) per annum, and shall be due and payable in full no later than ninety (90) days from the date hereof.

  (3)
  EMR hereby acknowledges that you have used the proceeds of the Loan to purchase shares of Common Stock of Metal Management, Inc. EMR hereby acknowledges and agrees that you currently are not, nor in the future shall you, be under any obligation to vote, retain or dispose of such shares as part of, nor otherwise to participate in any way in any plans or proposals of, any "group" within the meaning of the applicable federal and state securities laws in regard to the securities of Metal Management, Inc., including any "group" that may now or in the future involve EMR in any way.

If the forgoing is acceptable to you, please sign below and return one copy of this letter agreement to EMR.

Sincerely, European Metal Recycling, LTD.
	By:	/s/ COLIN ILES
	Title	Managing Director
Accepted and agreed to this 9th day of June, 2003
/s/ T. BENJAMIN JENNINGS T. Benjamin Jennings